Exhibit 3.1

ARTICLES OF INCORPORATION

OF

EXELIS INC.

ARTICLE I

Name

The name of the corporation is Exelis Inc. (the “Corporation”).

ARTICLE II

Registered Office and Registered Agent

The street address of the Corporation’s registered office in Indiana is: 251 East Ohio Street, Suite 500, Indianapolis, Indiana 46204. The name of the registered agent of the Corporation at such address is Corporation Service Company. The signator represents that the registered agent named in the application has consented to the appointment of registered agent.

ARTICLE III

Powers

The Corporation shall have (a) all powers now or hereafter authorized by or vested in corporations pursuant to the provisions of the Indiana Business Corporation Law, as amended (hereinafter referred to as the “Corporation Law”), (b) all powers now or hereafter vested in corporations by common law or any other statute or act, and (c) all powers authorized by or vested in the Corporation by the provisions of these Articles of Incorporation or by the provisions of its By-laws as from time to time in effect.

ARTICLE IV

Shares

(a) The total number of shares which the Corporation is authorized to issue is 1,000 shares of Common Stock, and the par value of each such share is $0.01 per share.

(b) Each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held of record on all matters on which the holders of shares of Common Stock are entitled to vote. No holder of shares of Common Stock will be permitted to cumulate votes at any election of directors.

(c) The holders of shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment thereof, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the remaining assets of the Corporation available for distribution shall be distributed to the holders of the Common Stock ratably according to the number of shares of Common Stock held by such holder.

ARTICLE V

Board of Directors

(a) The board of directors of the Corporation is expressly authorized to adopt, amend or repeal By-laws of the Corporation.

(b) Elections of directors need not be by written ballot except and to the extent provided in the By-laws of the Corporation.

ARTICLE VI

Liability of Board of Directors

To the fullest extent permitted by applicable law as then in effect, no director or officer shall be personally liable to the Corporation or any of its shareholders for damages for any action taken as a director or officer, or any failure or omission to take any action, regardless of the nature of the breach or alleged breach, including any breach or alleged breach of the duty of care, the duty of loyalty or the duty of good faith. Any repeal or modification of this ARTICLE VI shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.